UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

INDEPENDENT FILM DEVELOPMENT CORPORATION

FORM 1-E/A

NOTIFICATION UNDER REGULATION E

Item 1.  The Issuer.

Independent Film Development Corporation, 190 N Canon Drive, Suite 420, Beverly Hills, California  90210.

Item 2.  Affiliates and Principal Security Holders of the Issuer.

The full names and complete addresses of each affiliate of the issuer are:

Kenneth Eade, shareholder, Chief Compliance Officer, Secretary and Director, 190 N. Canon Drive, Suite 420, Beverly Hills, CA 90210

Jeff Ritchie, Chief Executive Officer and Director, 190 N. Canon Drive, Suite 420, Beverly Hills, CA 90210

The full names and complete addresses of each person who owns of record, or is known to own beneficially, ten percent or more of the outstanding securities of any class of the issuer, stating the title and amount owned by such person, is as follows:

Name and Address	Number of Shares	Percentage Owned

Kenneth Eade 190 N Canon Drive Suite 420 Beverly Hills, CA 90210	13,500	72.5%

George Ivakhnik 190 N Canon Drive Suite 420 Beverly Hills, CA 90210	0	0%

Jeff Ritchie 190 N Canon Drive Suite 420 Beverly Hills, CA 90210	0	0%

Officers and Directors as a Group	13,500	95.30%

The Company has no current investment advisors.

Item 3.  Directors and Officers.

The full name and complete residence address of each of the following persons is as follows:

Each director of the issuer:

Kenneth Eade, 1305 Summit Drive, Beverly Hills, CA  90210

Jeff Ritchie, 17819 Lemarsh Street, Northridge, CA  91325

Patrick Peach, 22665 Califa Street, Woodland Hills, CA  91367

Sanford M. Passman, 6303 Wilshire No. 207, Los Angeles, CA  90048

Robert Searcy, 19706 Trammell, Chatsworth, CA  91311

Each officer of the issuer, indicating all positions and offices held with the issuer:

Kenneth Eade, shareholder, Chief Compliance Officer, Secretary and Director, 190 N. Canon Drive, Suite 420, Beverly Hills, CA 90210

Jeff Ritchie, Chief Executive Officer and Director, 190 N. Canon Drive, Suite 420, Beverly Hills, CA 90210

The Company has no investment advisors at the present time.

The Company's Articles of Incorporation, provides that the Company shall, to the fullest extent legally permissible under the provisions of the General Corporation Law of the State of Nevada, indemnify and hold harmless officers and directors from any and all liabilities and expenses imposed upon them in connection with any action, suit or other proceeding.  It is the position of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is unenforceable.  In the event that any claim for indemnification is made against liabilities arising from any securities issue other than the payment by the company of expenses incurred or paid by a director, officer or controlling person in connection with the securities being offered, the company will submit the issue to a court of competent jurisdiction to determine the issue and will be governed by the final adjudication of the issue.

Item 4.  Counsel for Issuer and Underwriters.

Counsel for the Issuer in conjunction with the proposed offering is Kenneth Eade, 190 N. Canon Drive, suite 420, Beverly Hills, CA   90210.  There is no counsel for the underwriters, because the offering is self-underwritten by the Company, through its officers and directors.  Although there are no underwriters, the Company will allow the participation of registered broker/dealers as selected dealers.  One such identified selected broker dealer is Marquis Financial Services of Indiana, Inc., whose counsel is Martin P. Unger, Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, East Meadow, NY  11554.

Item 5.  Events Making Exemption Unavailable.

There is no event specified in Rule 602(b), (c), or (d) (Reg. §230.602) which has occurred which would make an exemption under this regulation unavailable for securities of the issuer in the absence of a waiver by the Commission pursuant to Rule 602(c) (Reg. §230.602).

Item 6.  Jurisdictions in which Securities are to be Offered.

The securities covered by this notification are proposed to be offered by officers and directors of the Company in the following states and other jurisdictions: Illinois, California, New York, and Wisconsin.

The offering is to be made by personal telephone contact with investors in which the officers and directors of the company have a pre-existing relationship.  The offering may also be advertised in the states, in accordance with applicable federal and state securities laws.

Item 7.  Unregistered Securities Issued or Sold Within One Year.

Within the one year period prior to this filing, the issuer has issued the following unregistered securities:

On September 24, 2007, 5,000,000 shares of common stock were issued to officer and director Kenneth Eade, pursuant to Section 4(2) of the Securities Act of 1933.

On November 29, 2007, 1,000,000 shares of common stock were issued to officer and director Kenneth Eade, in exchange for preferred stock of Imperia Entertainment, Inc., pursuant to Section 4(2) of the Securities Act of 1933.

On November 29, 2007, 1,000,000 shares of common stock were issued to officer and director George Ivakhnik, in exchange for preferred stock of Imperia Entertainment, Inc., pursuant to Section 4(2) of the Securities Act of 1933.

On August 26, 2008, the entire transaction by which shares of Imperia Entertainment, Inc. were acquired was mutually rescinded and the transaction was accounted for as follows:

On September 24, 2007, 125 shares of common stock were issued to Kenneth Eade, pursuant to Section 4(2) of the Securities Act of 1933.

On December 30, 2007, 1,245 shares of common stock were issued to Kenneth Eade, pursuant to Section 4(2) of the Securities Act of 1933, in exchange for $4,980 cash.

On March 31, 2008, 2,691 shares of common stock were issued to Kenneth Eade, pursuant to Section 4(2) of the Securities Act of 1933, in exchange for $10,764 in cash.

On June 30, 2008, 9,439 shares of common stock were issued to Kenneth Eade, pursuant to Section 4(2) of the Securities Act of 1933, in exchange for $1,800 in cash and $35,396 in forgiveness of debt.

On August 22, 2008, 525 shares of common stock were issued to non-affiliate investors, in exchange for cash, pursuant to Section 4(2) of the Securities Act of 1933, and other applicable exemptions.

On August 28, 2008, 1,250 shares of common stock were issued to non-affiliate investors, in exchange for cash,   pursuant to Section 4(2) of the Securities Act of 1933, and other applicable exemptions.

On September 12, 2008, 125 shares of common stock were issued to non-affiliate investors, in exchange for cash,  pursuant to Section 4(2) of the Securities Act of 1933, and other applicable exemptions.

On September 27, 2008, 717 shares of common stock were issued to non-affiliate investors, in exchange for cash,  pursuant to Section 4(2) of the Securities Act of 1933, and other applicable exemptions.

On September 24, 2008, 2,500 shares of common stock were issued to non-affiliate investors, in exchange for cash,  pursuant to Section 4(2) of the Securities Act of 1933, and other applicable exemptions.

On December 16, 2008, 27,500 shares of common stock were issued to one investor, in exchange for cash,  pursuant to Section 4(2) of the Securities Act of 1933, and other applicable exemptions.

On December 31, 2008, 3,573 shares of common stock were issued to Kenneth Eade, pursuant to Section 4(2) of the Securities Act of 1933, in exchange for forgiveness of $14,292 in debt.

No unregistered securities of the issuer were sold within one year prior to the filing of this notification by or for the account of any person who at the time was a director, officer, or principal security holder of the issuer, or was an underwriter of any securities of such issuer.

Item 8.  Other Present or Proposed Offerings.

The issuer is not presently offering or contemplating the offering of securities, in addition to those covered by this notification.

Item 9.  Exhibits.

The following exhibits are filed as part of this Notification:

A copy of the subscription agreement defining the rights of holders of equity securities.

There is no underwriting contract relating to the securities to be offered hereunder, as they are offered by officers and directors of the issuer.  However, a prospective dealer’s agreement has been filed for broker dealer participation.

No securities proposed to be offered hereunder are to be offered for the account of any person other than the issuer.

The offering circular.

A written consent and certification is not attached as there is no underwriter.  This offering is to be self-underwritten, pursuant to exemption from registration as a broker-dealer pursuant to Rule 3a4-1 of the Securities Exchange Act of 1934.

The issuer is not a small business investment company as defined in §230.602(a) of this chapter.

This notification has been signed in the City of Beverly Hills, State of California, on March 24, 2009.

By: /s/ Kenneth Eade

           Kenneth Eade, Chief Compliance Officer, CFO, Director